Filed Pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus Dated November 9, 2020 To Registration Statement No. 333 - 249133 Hall of Fame Resort & Entertainment Company, or the Company, has filed a registration statement on Form S - 1 (including a prospectus) (No. 333 - 249133) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed with the SEC for free by visiting EDGAR on the SEC web site at www.sec.gov . Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request i t by Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, 212 - 895 - 3745. You may also access the Company’s most recent prospectus dated November 6, 2020, which is included in Amendment No. 2 to the Company’s registration statement on Form S - 1 , as filed with the SEC on November 6, 2020, by visiting EDGAR on the SEC website at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1708176/000121390020035452/ea129422 - s1a2_halloffame.htm

HALL OF FAME
RESORT & ENTERTAINMENT CO.

Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus
Dated November 9, 2020
To Registration Statement No. 333-249133

Hall of Fame Resort & Entertainment Company, or the Company, has filed a registration statement on Form S-1 (including a prospectus) (No. 333-249133) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.

Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed with the SEC for free by visiting EDGAR on the SEC web site at *www.sec.gov*. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, 212-895-3745. You may also access the Company's most recent prospectus dated November 6, 2020, which is included in Amendment No. 2 to the Company's registration statement on Form S-1, as filed with the SEC on November 6, 2020, by visiting EDGAR on the SEC website at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1708176/000121390020035452/ea129422-s1a2_halloffame.htm







HALL OF FAME

RESORT & ENTERTAINMENT CO.

Nasdaq: HOFV

Investment Presentation | November 2020

Disclaimer

A registration statement on Form S-1 (Registration No. 333-249133) (as amended, the "Registration Statement") related to units, consisting of one common share and one warrant to purchase one common share, of Hall of Fame Resort & Entertainment Company (the "Company") has been filed with the SEC, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the Registration Statement becomes effective. This presentation has been prepared by the Company solely for informational purposes. This presentation and related discussion shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

Forward-Looking Statements

This presentation, and the accompanying oral presentation, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 about us that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "forecast," "going to," "intend," "may," "outlook," "plan," "potential," "predict," "project," "propose", "should," "target," "will," or "would" or the negative of these words or other similar terms or expressions. Future-looking statements in this presentation include, but are not limited to, statements about: the benefits of the business combination; the future financial performance of the Company's following the business combination; changes in the market in which the Company competes; expansion and other plans and opportunities; the effect of the COVID-19 pandemic on the Company's business; the Company's ability to raise financing in the future; the possibility of sports betting becoming legal in Ohio; and the Company's ability to maintain the listing of its common stock on Nasdaq following the business combination. These statements are based on the current expectations of the Company's management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties and the Company's business and actual results may differ materially. These risks and uncertainties include, but are not limited to the inability to recognize the anticipated benefits of the business combination; costs related to the business combination; the Company's ability to manage growth; the Company's ability to execute its business plan and meet its projections; potential litigation involving the Company; changes in applicable laws or regulations; the potential adverse effect of the COVID-19 pandemic on capital markets, general economic conditions, unemployment and the Company's liquidity, operations and personnel. Additional information and "Risk Factors" are available in other filings that we make from time to time with the SEC, included in the Registration Statement. In addition, the forward-looking statements in this presentation relate only to events as of the date on which the statements are made and are based on information available to us as of the date of this presentation. We undertake no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation.

Use of Non-GAAP Financial Measures

This presentation includes projected Adjusted EBITDA, which is a non-GAAP financial measure. "EBITDA" means net income (loss) before interest expense, income taxes and depreciation and amortization. "Adjusted EBITDA" means EBITDA adjusted for items that are not part of regular operating activities. This non-GAAP financial measure is not a measure of financial performance in accordance with U.S. generally accepted accounting principles ("GAAP") and may exclude items that are significant in understanding and assessing financial results. This non-GAAP financial measure may be different than similarly titled measures used by other companies. We have presented this non-GAAP financial measure in this presentation because we consider it a key measures used by the Company's management to understand and evaluate the Company's operating performance and trends, to prepare and approve the Company's annual budget and to develop short-term and long-term operational plans, and believe that this measure is frequently used by analysts, investors and other interested parties in the evaluation of companies. Projected adjusted EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operations, each as determined in accordance with GAAP. We are unable to reconcile forward-looking projections of adjusted EBITDA to its nearest GAAP measure because the nearest GAAP measure is not accessible on a forward-looking basis.

Investment Highlights


MEDIA CONTENT DEVELOPMENT
LIVE EVENTS & YOUTH SPORTS
GAMING
ASSET CREATION
HALL OF FAME
RESORT & ENTERTAINMENT CO.
PARTNERSHIPS & SPONSORSHIPS
EXPERIENCED LEADERSHIP
HORIZONTALLY & VERTICALLY INTEGRATED COMPANY

Progress & Achievements

MILESTONES




CUNNINGHAM


THE DUKE
Wilson
100
NFL

September 2019
Signed *merger agreement* with Gordon Pointe Acquisition Corp.

Began *significant expansion of leadership teams* with hiring of CFO & key marketing/partnership positions

October 2019
ASM Global selected as management firm for Tom Benson Hall of Fame Stadium and on-site Youth Sports Events

NFL owners authorize investment of *$10 million in company*

October/November 2019
Acquisition and $21 million renovation of McKinley Grand *Hotel in downtown Canton, Ohio*

January 2020
Announced deal with Hilton[1] to brand two hotels, one of which will be renovated and operational in Fall of 2020

April 2020
Signed new deal with *NFL Alumni Association*

June 2020
Acquired remaining ownership of *Youth Sports Management LLC*

Announced planned acquisition of *The Crown League*

Signed *two new sponsorship agreements*

July 2020
Successfully took the company public and *began trading on the Nasdaq as HOFV*

HOFREco CEO presented at "The Emergence Of eSports" webinar, presented by Maxim and M-Vest

HOFREco CEO presented at "The Emergence Of SPACs As A Mainstream IPO Vehicle" webinar, presented by Maxim and M-Vest

August 2020
New partnership with *President's Council on Sports, Fitness & Nutrition*
Completed acquisition of majority interest in The Crown League, now branded as ***Hall of Fantasy League***

1: Hilton deal announced in 01/08/2020 Press Release:

HALL OF FAME RESORT & ENTERTAINMENT CO.

Leadership Team

OVER 165 YEARS COMBINED EXPERIENCE WITH TOP BRANDS



Mike Crawford
President & CEO



Jason Krom
CFO



Mike Levy
President of Operations, Hall of Fame Village



Anne Graffice
Executive Vice President, Public Affairs



Erica Muhleman
Executive Vice President, New Business Development / Marketing & Sales



Tara Charnes
General Counsel



Lisa Gould
Vice President, Human Resources



Olivia Steier
Executive Vice President, Media Content Development / Distribution

HALL OF FAME RESORT & ENTERTAINMENT CO.

What We Are

A MULTI-DIMENSIONAL SPORTS & ENTERTAINMENT COMPANY




THIS
MY
GAME



THEMED, EXPERIENTIAL DESTINATION ASSETS

Themed Attractions

Hospitality

Live Entertainment

MEDIA

Original Content

Youth Sports

Sponsorships

GAMING

Fantasy Sports

eGaming

Sports Betting

HALL OF FAME RESORT & ENTERTAINMENT CO.

Our Approach


01
OPPORTUNITY TO INVEST IN THE MOST POWERFUL SPORT IN AMERICA
02
LEVERAGING POWERFUL BRANDS ACROSS AN INTEGRATED PLATFORM
03
DELIVERING UNIQUE EXPERIENCES FOR LOYAL CONSUMERS
04
MAXIMIZING MEDIA, CONTENT & SPONSORSHIPS
05
SIGNIFICANT LONG-TERM GROWTH POTENTIAL
06
EXCEPTIONAL LEADERSHIP WITH PROVEN TRACK RECORD
HALL OF FAME
RESORT & ENTERTAINMENT CO.

Destination-Based Entertainment Assets

OVERVIEW



3
7
6
9
8
2
1
4
5

(Artistic Rendition)

LOCATED WITHIN AN OPPORTUNITY ZONE & OHIO'S ONLY TOURISM DEVELOPMENT DISTRICT | JUMP TO APPENDIX

Phase I

Completed • $250M Assets already created

1. Pro Football Hall of Fame
2. Tom Benson HOF Stadium
3. National Youth Football & Sports Complex

HOF Village Media*

Phase II**

4. HOF Indoor Waterpark
5. The Eleven, a Hilton Tapestry Hotel
6. Constellation Center for Excellence
7. Center for Performance
8. Retail Promenade
9. Play-action Plaza

Phase III

Up to *$300 Million in new assets* across *600 acres* of available land.[1]

May include a potential mix of residential space, additional attractions, entertainment, dining, merchandise and more.

1: Jump to Public Financing Opportunity slide in Appendix

HALL OF FAME RESORT & ENTERTAINMENT CO.

*HOF Village Media is not a physical part of the the Hall of Fame Village powered by Johnson Controls, but is a Phase I asset of the company.
**DoubleTree by Hilton hotel opening in downtown Canton, Fall 2020.

Events & Live Entertainment

EVENT STRATEGY & GROWTH

HOSTED 73 TOTAL EVENTS IN 2019, INCLUDING STADIUM, YOUTH SPORTS AND PRIVATE EVENTS.



TOM BENSON HALL OF FAME STADIUM

- Live events, concerts, and performances
- Weddings, corporate retreats, indoor/outdoor parties



NATIONAL YOUTH FOOTBALL & SPORTS COMPLEX

- Youth sporting events and tournaments
- Sports academies and athletic clinics
- More planned throughout the U.S.



CENTER FOR PERFORMANCE[1]

- Field house for indoor sporting events
- NFL Alumni Academy sports/events
- Convention space for events



CONSTELLATION CENTER FOR EXCELLENCE[1]

- Meetings and speaking engagements



PREMIUM HOTELS[1]

- Meetings, conventions and banquets



INDOOR WATERPARK[1]

- Event and private party rentals



PLAY-ACTION PLAZA[1]

- Green space for recreation, events and informal gatherings



RETAIL PROMENADE[1]

- Private event rentals
- Indoor entertainment bookings
- Outdoor festivals

(1) Scheduled to open in Phase II Development

Partnerships & Sponsorships

CURRENT PARTNERSHIPS

We have built a roster of world-class partners to guide the development of our physical assets and assist in leveraging the power of pro football into unique and immersive experiences across a wide range of platforms.

STADIUM OPERATIONS MANAGEMENT	EXCLUSIVE STADIUM FOOD SERVICE PROVIDER	NFL ACADEMY & NFL ALUMNI HEADQUARTERS ON-SITE AT HOFV	HOTEL FRANCHISOR FOR TAPESTRY & DOUBLETREE
DEVELOPMENT & MANAGEMENT FOR TAPESTRY & DOUBLETREE HOTELS	OWNER'S REPRESENTATIVE FOR DESIGN/CONSTRUCTION	CONSTRUCTION MANAGER FOR PHASE I AND II ASSETS	LOCAL CONVENTION & VISITORS' BUREAU

Hall of Fame Village Media

CURRENT & FUTURE LANDSCAPE







BRAND PARTNERSHIPS WITH NFL ALUMNI ASSOCIATION & PRO FOOTBALL HALL OF FAME

*allow direct access to **Exclusive Content & Largest Collection of Football Memorabilia** in the world* [1]

CONTENT DISTRIBUTION OPPORTUNITIES[2]

SOCIAL MEDIA

BROADCAST OVER-THE-TOP

RedZone From NFL Network
CBS All Access
Disney+
HBO Max

STREAMING

Netflix
hulu
amazon
YouTube TV

- By 2023, revenues for the global entertainment and media industry are expected to reach $2.6 trillion and *digital revenues will account for over 60% of total revenue in the media & entertainment industry.* [3]
- Virtual reality (VR) and over-the-top video (including streaming services like Netflix and Amazon Video) will see the most annual growth between 2018 and 2023. [3]

1. Nearly 50 Million Pieces - consisting of documents, photographs, video and artifacts
2. Target distribution opportunities based on management estimates.
3. Source: "PwC Global Entertainment & Media Outlook: 2019-2023" | pwc.com/outlook

HALL OF FAME RESORT & ENTERTAINMENT CO.

Hall of Fame Village Media

CURRENT CONTENT PARTNERSHIPS

NFL ALUMNI

The NFL Alumni Association Academy provides an exclusive opportunity to develop *content featuring Hall of Famers and NFL alumni* working with today's generation of football prospects as they begin their journey into the league.

PRO FOOTBALL HALL OF FAME CANTON, OHIO WORLD YOUTH CHAMPIONSHIP

It's the *largest youth football championship event in the world* and it's right here at Tom Benson Hall of Fame Stadium. Teams of all ages and from all over the globe come to Canton to prove they are the best.

OHSAA OHIO HIGH SCHOOL ATHLETIC ASSOCIATION

The *Ohio High School Athletic Association* selected Tom Benson Hall of Fame Stadium as the site for its football championships through 2024.

IMMERSIVE ARTISTRY

Hall of Fame Village powered by Johnson Controls has partnered with Immersive Artistry, a top leading themed-based attraction designer, on *unique media content* as well as the *interior design of the football-themed waterpark.*



16

ARTIST PAUL GERBEN

Hall of Fame Village powered by Johnson Controls has partnered with *renowned artist Paul Gerben,* of New York, on four portraits of Hall of Famers.

BLACK COLLEGE FOOTBALL HALL OF FAME™

Tom Benson Hall of Fame Stadium hosted the *inaugural Black College Football Hall of Fame Classic* in 2019 and will host again in 2021.

HALL OF FAME RESORT & ENTERTAINMENT CO.

Partnerships & Sponsorships

NFL ALUMNI ASSOCIATION

HOFV's Partnership with NFL Alumni Association[1]

- The partnership enables the NFL Alumni Association to locate their *NFL Alumni Academy complex* and its related facilities and projects at the HOFV campus.
- The *NFL Alumni Association's national headquarters* and the NFL Academy Complex to include multipurpose facilities:
  - Offices
  - Training facilities
  - Practice fields
  - Player housing & dining facilities

ABOUT THE NATIONAL FOOTBALL LEAGUE'S ALUMNI ASSOCIATION "NFL ALUMNI"

NFL Alumni Association consists of former NFL players, coaches, executives, spouses, cheerleaders, and associate members.

MISSION: "Caring for our Own" is to serve, assist and inform its members and their families.

NFL Alumni Association is also committed to serving the needs of youths across the country through its traditional mission of "Caring for Kids"

1. HOFV executed a Letter of Intent on April 22, 2020 to establish the NFL Alumni Academy at the HOFV campus.

HALL OF FAME RESORT & ENTERTAINMENT CO.

Hall of Fame Village Gaming

FANTASY SPORTS


FRANCHISE


PRO FOOTBALL HALL OF FAME
HOFL
NFL ALUMNI
FRONT OFFICE
General Manager +
Ambassador Coaches


OWNERSHIP
GROUP

INDUSTRY OUTLOOK

- In 2018, global market for Fantasy Sports was *$13.9 billion* [1]
- Global markets expected to reach *$33.2 billion by the end of 2025*, a CAGR of 13.2% through 2025 [2]

OUR APPROACH

- HOFREco entered the high-growth vertical of fantasy sports with the *acquisition of The Crown League, now rebranded to Hall of Fantasy League, the first professional fantasy football league*
- Connecting *fans of all levels to fantasy football experts* to engage in authentic and meaningful ways
- The league, *launching in Fall 2021*, will have *geo-based franchises* professionally managed with ownership and influence from the public
- Potential for industry expertise provided by experienced *fantasy analysts, NFL Hall of Famers and NFL Alumni*

1. Orbis Research. "Global Fantasy Sports Industry 2014 Market Research Report." QY Research, 13 Apr. 2019.
2. Orbis Research. "Signed *two new sponsorship agreements"*

Partnerships & Sponsorships

CURRENT SPONSORSHIPS

Committed sponsors represent over $120M of value.
Projecting $28M of annual Sponsorship Revenue in 2026.[1]

Johnson Controls	Constellation. An Exelon Company	First Data is now fiserv.
FOUNDING PARTNER & OFFICIAL NAMING RIGHTS PARTNER	OFFICIAL ENERGY PARTNER	OFFICIAL PROCESSING & PAYMENT SOLUTIONS PARTNER
PEPSICO	TURF NATION	XENITH
OFFICIAL SOFT DRINK, WATER & SPORTS HYDRATION PARTNER	OFFICIAL ARTIFICIAL TURF PARTNER	WORLD BOWL & YOUTH CHAMPIONSHIP OFFICIAL PARTNER

1. Sponsorship projections based on benchmarks from similar industries and venues and includes extrapolations of growth as assets are developed and attendance and market share of audience are contemplated to increase.

Present & Future Revenue Streams

CREATING A MULTI-DIMENSIONAL ENTERTAINMENT & MEDIA COMPANY


Stadium
Waterpark
Hotels
Play-action Plaza & Retail
Centers for Excellence & Performance
Youth Sports
Sports Betting & Fantasy Sports
Sponsorships & Media
Synergistic Revenue Enhancement

Destination-Based/Physical Assets

Offsite & Non-Physical Assets

HALL OF FAME RESORT & ENTERTAINMENT CO.

Summary Financial Snapshot

Total Enterprise Value: $164M [1]


Net Debt[1]
(~$87.8M)
53.7%
Equity
(~$76M)
46.3%
Assumes
31.82M Sh. Out
@ $2.40/Sh.

Pro Forma Debt Profile[1]

(in USD$MM)

Bridge Loan (takeout)	$45.0
IRG Note Payable	$13.7
Constellation EME	$9.9
Government Loans	$8.7
JKP	$7.0
Naming Rights (JCI)	$3.5
Total:	**$87.8**

Income Statement[2] *(in USD$MM)*	**Six Months Ended June 30, 2020 (Unaudited)**	**Year Ended December 31, 2019**
Total Revenues	$3.67	$7.86
Total Operating Expenses	$15.62	$40.82
Loss from Operations	($11.95)	($32.96)
Total Other Expenses	($10.89)	($22.94)
Net Loss	**($22.84)**	**($55.90)**

Financial Highlights

Net tangible book value of $148.5 million[3] ($4.67 per share)

$250 million of capital invested to date

1. Expected as of September 30, 2020; Assumes refinancing of $35M bridge loan with replacement $45M senior term loan at equity raise closing; excludes $20.7M in Convertible Notes, $8M in refinancing of long-term TIF Financing, and $14.7M in Hotel (DoubleTree) Mortgage
2. Per Company Filings
3. Net Tangible Book Value is pro forma as of June 30, 2020

HALL OF FAME
RESORT & ENTERTAINMENT CO.

Honor the Past,
Inspire the Future



HALL OF FAME
RESORT & ENTERTAINMENT CO.

Appendix


goodburgers
goodburgers

HALL OF FAME
RESORT & ENTERTAINMENT CO.

COVID-19

CONTINUED MOMENTUM

The global COVID-19 crisis delayed, but did not stop our progress.

April 23, 2020
Signed new deal with *NFL Alumni Association*

May 1, 2020
Optimized balance sheet, reducing debt and/or converting to equity, further enabling success when company went public

June 2020
No long-term impact to previously communicated pro-formas, despite short construction delay

June 3, 2020
Acquisition of remaining *Youth Sports Management LLC* ownership announced

June 10, 2020
Pro Football Hall of Fame closed for 3 months; has since reopened

June 25, 2020
Enshrinement and HOF Game delayed until 2021

July 2020
New safety protocols established for office and on-campus events

July 2, 2020
Successfully *took the company public* and began trading on the Nasdaq as HOFV & HOFVW

HALL OF FAME
RESORT & ENTERTAINMENT CO.

Board of Directors

EXCEPTIONAL LEADERSHIP



Tony Buzzelli, CPA
AUDIT COMMITTEE CHAIR
Deloitte & Touche
Somerset, VA



Jim Dolan
VICE CHAIRMAN
CEO,
Voyager Holdings II, LLC
Naples, FL



Mary Owen
Life Trustee,
Ralph C. Wilson, Jr. Foundation
Trophy Club, TX



Michael Crawford
CHAIRMAN OF THE BOARD
President & CEO,
HOFREco
Canton, OH



Karl Holz
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHAIR
Karl Holz Advisors, LLC
Orlando, FL



Edward Roth
President and CEO,
Aultman Health Foundation
Canton, OH



David Dennis
Retired, KPMG
Longwood, FL



Stuart Lichter
President and Chairman,
IRG
Los Angeles, CA



Kimberly Schaefer
COMPENSATION COMMITTEE CHAIR
President,
Two Bit Circus
Los Angeles, CA



Curtis Martin
Pro Football Hall of Famer
New York, NY

HALL OF FAME
RESORT & ENTERTAINMENT CO.

The Power of Pro Football

185+ Million NFL fans globally and growing.

Statista, 2015


ENSHRINEMENT WEEK
9:34

NFL Commissioner Roger Goodell has targeted $25 billion in revenue by 2027, an annual growth rate of 6% from 2018's $15 billion.

Bloomberg, 2018



In 2019, television viewership increased 5% to 16.5 million per game, up from 15.8 million in 2018.

CNBC, December 2019



Viewership of NFL games on digital platforms increased 51% for the 2019 season.

Television News Daily, 2020

HALL OF FAME
RESORT & ENTERTAINMENT CO.

Competitive Advantage

Our *unique position* and *multimedia approach* makes us fully poised to capitalize on the Power of Pro Football.



INTEGRATED DESTINATION + MEDIA + GAMING
MULTIPLE POINTS OF MONETIZATION WITHIN EACH BUSINESS VERTICAL
NEW, INTERACTIVE EXPERIENCES AND CONTENT FOR THE WORLD'S MOST LOYAL FANS
HALL OF FAME RESORT & ENTERTAINMENT CO.
ABILITY TO CREATE UNLIMITED CONTENT
ACCESS TO UNPRECEDENTED PARTNERSHIPS

Why Canton?

STRATEGIC LOCATION TAPS INTO FOOTBALL FANDOM


HALL OF FAME VILLAGE
powered by Johnson Controls

★ **Gold area represents an 8-hour drive radius for Canton, Ohio**

Nearly half of NFL franchises are located within an 8-hour drive, representing *$6.4 billion in annual revenues.*[1]

32 million people live within a 5-hour drive of Hall of Fame Village powered by Johnson Controls.

Akron/Canton Airport provides *direct flights to 10 major cities.*

2019 Total Attendance per NFL Team *(figures in thousands)*

Dallas Cowboys	1,289	***Washington***	***1,101***	Jacksonville Jaguars	1,014
Green Bay Packers	***1,154***	Atlanta Falcons	1,099	***Detroit Lions***	***1,011***
NY Giants	***1,143***	***Baltimore Ravens***	***1,091***	Arizona Cardinals	1,000
Philadelphia Eagles	***1,139***	***New England Patriots***	***1,086***	***Chicago Bears***	***991***
Buffalo Bills	***1,123***	San Francisco 49ers	1,080	***Pittsburgh Steelers***	***986***
Carolina Panthers	1,122	Houston Texans	1,076	***Indianapolis Colts***	***965***
New Orleans Saints	1,117	***Cleveland Browns***	***1,075***	Las Vegas Raiders	950
NY Jets	***1,116***	Minnesota Vikings	1,070	Tampa Bay Buccaneers	949
Kansas City Chiefs	1,115	Miami Dolphins	1,066	***Cincinnati Bengals***	***907***
Denver Broncos	1,104	Los Angeles Rams	1,063	Los Angeles Chargers	760
Seattle Seahawks	1,102	***Tennessee Titans***	***1,047***		

Teams in gold are located within 8-hour drive of location

HALL OF FAME
RESORT & ENTERTAINMENT CO.

1 Source: ESPN

Public Financing Opportunity

CITY & STATE

With projected net financing available of over $160M over the course of the project, public financing opportunities represent a significant component of the overall Capital Plan. There are three main components of the public financing opportunity: TDD Bonds, TIF Bonds and Production Tax Credits.

TDD BOND FINANCING

- Ohio Revised Code 715.014 allows for the creation of a "tourism development district" (TDD) at the HOFV site – currently at 100 acres and approved to expand to 600 acres
- The Hall of Fame Resort & Entertainment Company is allowed, within the TDD, the ability to "self-assess" taxes across all business activity within the established TDD boundaries for the following taxes:
  - Admissions and Parking tax
  - Gross Receipts tax
  - Hotel tax
  - Lease tax
- We intend to monetize these TDD revenue streams using a 30-year term, at an interest rate of ~6.5%
- In Phase I, the Company is already receiving TDD tax revenue for admissions, parking and gross receipts taxes

TAX INCREMENT FINANCING (TIF)

- Ohio Revised Code 5709.40 allows real property taxes generated from newly constructed property to be used to fund public infrastructure
- The City of Canton has allowed 75% of the TIF revenues to be pledged to a bond issue
- We intend to monetize these TIF revenue streams from newly constructed private assets, using a 30-year term, at interest rates ranging between 5.5% and 6.50%

PRODUCTION TAX CREDITS

- We have submitted an application to the State of Ohio for production tax credits in support of the local production and post-production services to create The Hall of Fame Experience

Note: Projected public financing opportunity preliminary estimate as of January 2019; subject to change. Actual results may differ materially from projections.

Jump back to slide

Investment Opportunity

QUALIFIED OPPORTUNITY ZONE

Existing and planned developments in Canton, Ohio, are located in a "qualified opportunity zone" (as defined in the 2017 Tax Cuts and Jobs Act), which may provide certain investors significant benefits.[1]

Created as part of the Tax Cuts and Jobs Act of 2017, the Qualified Opportunity Fund ("QOF") Program is designed to encourage investment in low-income communities by offering tax incentives to investors who invest realized capital gains in QOFs

Tax Component	Details	Tax Benefit
Tax Deferral of Original Capital Gain	■ An investor who reinvests realized capital gains into a QOF generally within 180 days[2] may defer tax on such gains until the earliest of: — Sale of the QOF investment, — The occurrence of an "inclusion event", or — December 31, 2026	■ Deferral of capital gains ■ More immediate capital to start compounding
Stepped-Up Basis on Original Capital Gain	■ If the investor holds the QOF for: — At least 5 years by December 31, 2026: receives basis step-up equal to 10% of deferred gain — At least 7 years by December 31, 2026: receives an additional basis step-up equal to 5% of deferred gain, resulting in a 15% total basis step-up	■ Tax reduction of deferred gain
Stepped-Up Basis of QOF	■ If the investor holds the QOF for at least 10 years: — Receives step-up in basis to the fair market value of the QOF investment immediately prior to sale	■ No capital gains taxed upon sale of QOF

Year 0: 2019

Begin to Defer Taxes on Original Capital Gain: Invest recently realized capital gains into a QOF

Year 5: 2024

Stepped-up Basis on Original Gain: Investor receives a step-up in basis equal to 10% of the original investment

Year 7: 2026

Stepped-up Basis on Original Gain: Investor receives an additional 5% step-up in basis, for an aggregate step-up equal to 15% of the original investment

Tax Deferral on Original Gain Ends: Taxes are due at the earliest of the sale date, an inclusion event, or 12/31/2026

Year 10: 2029

Stepped-up Basis of QOF: Potential to eliminate all capital gains tax from the sale of the QOF

1. This material is provided for informational purposes only and is not intended to provide, and should not be relied on for tax, legal or accounting advice.
2. Tax Cuts and Jobs Act of 2017. Investors who invest capital gains recognized from pass through entities including limited partnerships may, in certain circumstances, choose to begin their 180- day period on either the last day of the entity's year (when the owner would be required to recognize the gain) or when the entity itself would begin the 180-day period (generally the date the entity sold the capital gains property). Special rules apply to certain types of capital gain, including capital gain realized on certain sales of real property. The Tax Cuts and Jobs Act of 2017 provides that the 180- day period begins on the date of "sale," while the proposed regulations issued by the IRS refer to the date on which the gain is "recognized."

HALL OF FAME RESORT & ENTERTAINMENT CO.

HALL OF FAME VILLAGE | powered by Johnson Controls

Future Growth

TARGETING EVERY NFL CITY



Current Youth Sports Tournaments
Future Destination Assets
Seattle
HALL OF FAME VILLAGE powered by Johnson Controls
Philadelphia
Kansas City
Pro Football Hall of Fame
Restaurant Experience
LAS VEGAS
Pro Football Hall of Fame
Mini Museum
MYRTLE BEACH
Birmingham
Dallas/Fort Worth
Baton Rouge
Tampa Bay

TARGETING 32 NFL CITIES

FUTURE DESTINATION ASSETS

Targeting the development of future destination-themed assets, including *live entertainment, gaming, dining & more* **all over the country alongside major NFL franchise cities.**

YOUTH SPORTS TOURNAMENTS

In partnership with the NFL Alumni Association and regional tourism bureaus, we are targeting the development of *Hall of Fame Huddle programs* **and other youth programming in NFL cities.**

NFL ALUMNI

HALL OF FAME RESORT & ENTERTAINMENT CO.

Hall of Fame Village Media

CONTENT CREATION

OUR APPROACH

Producing exclusive, football-focused programming

- Live content has resulted in *significant national broadcast coverage,* including:
  - National High School Football Signing Day
  - The World Bowl High School All American Game
  - World Youth Football Championships
- Future live content to include *NFL Alumni Academy*

REVENUE PROJECTIONS (M)



0.3
3.5
5.1
6.6
11.0
14.0
14.5
2020
2021
2022
2023
2024
2025
2026

GO-FORWARD STRATEGY

- Building a *world-class media team*
- ***Creating programming in four primary categories:***

  FEATURE FILMS | PRIMETIME TELEVISION

  FAMILY SHOWS | KIDS PROGRAMMING
- Continuing to *advance content creation* partnerships
- Evolving a *network of production and distribution* partners

ADJUSTED EBITDA[1] (M)



-0.2
-0.6
-0.3
0.4
4.1
6.6
6.6
2020
2021
2022
2023
2024
2025
2026

(1) Projections; see use of Non-GAAP Financial measures on page 2

Hall of Fame Village Gaming

SPORTS BETTING


HOFL
HALL OF FANTASY LEAGUE

INDUSTRY OUTLOOK

- Since the US Supreme Court permitted states to legalize sports betting in May 2018, *Americans have legally wagered more than $10 billion on sports.*[1]
- Sports betting is gaining traction with the NFL through *official partnerships with gambling experts like Caesars Entertainment.*

OUR APPROACH

- Poised to *take advantage of existing brand partnerships* and our own fantasy league and eGaming, all of which can be designed to accept sports wagering.
- Exploring online partnerships in this space to take advantage of sports betting opportunities that can *create a revenue stream immediately while awaiting legalization in Ohio.*

1. Ramsey, Eric. "The First $10 Billion In Expanded US Sports Betting Revenue Goes To …" Legal Sports Report, 19 Sept. 2019.

Thank You!


goodburgers
goodburgers

HALL OF FAME
RESORT & ENTERTAINMENT CO.